Exhibit 99.1

Golden Star operations to support load shedding plan in Ghana

Toronto, ON - December 4, 2014 - In light of the current power supply deficit in Ghana, Golden Star has agreed to support the Ghanaian Energy Commission’s load shedding plan for December. The Company is aiming to reduce its net power consumption from the national grid by 25% for the month.

At Wassa, the power plant will feed power back into the grid, which will offset the need for a full reduction in electricity consumption at Bogoso. Scheduling of crushing at Bogoso will reduce the effect of lower power consumption on gold recovery activities. Whilst all efforts are being made to mitigate the potential impact of the load shedding on Golden Star’s operations, management anticipates that gold production for the full year will be reduced as a result. This reduction is not expected to be material in the context of annual production, which has been guided at 260,000 ounces.

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa gold mines in Ghana. The Company also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.0 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold and in 2014 the Company expects to produce 260,000 ounces. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.

For further information regarding Golden Star’s Mineral Reserves and Mineral Resources, see Golden Star’s Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com. For further information on the Company, please visit www.gsr.com or contact:

Angela Parr, Vice President Investor Relations

+1 416-583-3800

investor@gsr.com

Source: Golden Star Resources Ltd.

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